 May 14, 2009

Via Certified Mail

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549-3030

Attention:    Angela J. Crane
                   Accounting Branch Chief

Re:    Hickok Incorporated
         Form 10-KSB for the fiscal year ended September 30, 2008
         Filed December 29, 2008
         File No. 0-00147

Dear Ms. Crane:

Hickok Incorporated, an Ohio corporation (the "Company"), hereby responds to the Staff's comment letter dated April 23, 2009, regarding the above filings. The response date was extended to May 14, 2009 after talking with Dennis Hult, Staff Accountant on April 30, 2009. The Company's responses are numbered to correspond to the numbering of the comments contained in the comment letter, a copy of which has been attached to this letter.

Form 10-KSB for the Fiscal Year ended September 30, 2008

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Income Taxes

SEC Comment #1 – In future filings, please revise your disclosure to explain your accounting policy as it relates to income taxes. It is not sufficient to merely refer to the accounting standard.

1. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus any change in deferred taxes during the year. Deferred taxes result from differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company confirms that future filings will contain information as stated in the response set forth above.

Exhibit 31 Certifications

SEC Comment #2 – We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

2. The Company confirms that future filings will be revised so as not to include the individual’s title at the beginning of the certification required by Exchange Act Rule 13a-14(a).

Form 10-Q for the Quarterly Period Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 8. Business Condition

SEC Comment #3 – Please expand your footnote and MD&A disclosures in future filings to more fully comply with the guidance set forth in SAB Topic 5-P.4. Specifically, you should quantify the expected effects of the expense reductions on future earnings and cash flows and indicate the period or periods in which the effects are expected to be recognized. You should also identify the various types of expense items impacted, such as depreciation expense, salaries expense and other similar items and quantify the anticipated impact upon the individual line items of the financial statements. If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, this fact should be disclosed, as well. Revise future filings as necessary to address our concerns.

3. In December of 2008 management took steps to reduce non-direct product related expenses throughout the Company in response to the economic downturn and the uncertainty in the markets the Company serves. The steps included a substantial reduction in personnel, wage reductions for all personnel and expenditure restrictions in most aspects of the Company’s operations. Management took additional steps in April 2009 and made additional reductions in personnel throughout the Company due to the continued decline in sales to the markets the Company serves. The expected annual cost savings of approximately $3,080,000 takes into consideration possible increases in other expenses that may occur. The savings are expected to be realized in equal amounts per month with similar impact on both future earnings and cash flows. Beginning in January 2009 through April 2009 the monthly savings are expected to be approximately $191,000 per month. During the period of May 2009 through September 2009 the monthly savings are expected to be approximately $257,000 per month. Major expense categories impacted are as follows:

Applicable to Manufacturing Production Overhead (Wages)	$866,000
Product Development	785,000
Marketing and Administration	1,429,000

Annual Total	$3,080,000

For the quarter ended December 31, 2008 the savings were immaterial.

For the quarter ended March 31, 2009 the Company achieved the savings that were anticipated.

The Company confirms that future filings will be revised in accordance with your comment as stated in the response set forth above.

In connection with responding to your comments the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 541-8060 (ext. 288) at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming. If you have any additional comments or questions with respect to the foregoing, please contact the undersigned.

Very truly yours,

/s/ Gregory M. Zoloty
Gregory M. Zoloty
Senior Vice President, Finance
and Chief Financial Officer

cc: John J. Jenkins, Esq.

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